SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
HEALTH FITNESS CORPORATION
(Name of Subject Company)
HEALTH FITNESS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
42217V201
(CUSIP Number of Class of Securities)
Wesley W. Winnekins
Chief Financial Officer and Treasurer
1650 West 82nd Street, Bloomington, MN 55431
(952) 831-6830
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
(612) 492-7000
Attention: John A. Satorius, Esq.
Alexander Rosenstein, Esq.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EMAIL TO ASSOCIATES

TO:	All Associates
FROM:	Gregg Lehman
SUBJ:	HealthFitness Merger Announcement
ATTCH:	Press Release and Q&A’s
It is with great enthusiasm I announce to you today that HealthFitness has entered into a definitive merger agreement with Trustmark Mutual Holding Company. A press release announcing this merger was issued to the public this morning, and is attached for your review.
I recognize this news comes as a surprise, but I assure you this is an extraordinary opportunity for HealthFitness and all of our associates. I’d like to share with you directly what this means for our organization and to provide you with some background on Trustmark and how this merger will advance our company. As a first step in this communication process, I have enclosed some information that may answer some of your preliminary questions.
Additionally, I will be hosting a number of meetings with associates to share additional information and answer any questions you may have. Please adjust your schedule so you can attend one of the following all-hands calls for more information.
Our Account Services, RVPs, VP’s and            are already in the process of reaching out directly to each of our clients to share this exciting news, and I will provide more information on that process during the all-hands meetings. I look forward to speaking with you in the coming days.
Yours in Good Health,
Gregg Lehman, PhD
The tender offer (the “Offer”) described in this communication for all of the outstanding shares of common stock of Health Fitness Corporation (“HealthFitness”) has not yet commenced. Trustmark Mutual Holding Company (“Trustmark”) and its wholly-owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minnesota, Inc. (“Trustco Minnesota”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of HealthFitness, nor is it a substitute for the Tender Offer Documents. Investors and HealthFitness shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by HealthFitness with the SEC, and other relevant materials when they become available, because they will contain important information.
Investors and HealthFitness shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan, or by phone at (847) 283-2520. Investors and HealthFitness shareholders may also read and copy any reports, statements and other information filed by Trustmark, Trustco Holdings, Trustco Minnesota or HealthFitness with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

www.hfit.com
Questions & Answers Regarding the Merger with Trustmark
Q: Who is Trustmark?
A: Trustmark Mutual Holding Company is an employee benefits company located in Lake Forest, Illinois (approximately 32 miles north of Chicago). Trustmark has a number of subsidiaries and operating divisions. Through those operating units, the company offers group health, life, dental, critical illness and accident insurance, as well as employee benefit administration, healthcare management programs, disability claim management and healthcare advocacy services.
Trustmark Facts:
•	Founded in 1913

•	2,150 employees

•	Headquartered in Lake Forest, Illinois

•	22 offices across the country (5+ employees)

•	2+ million policies in force

•	Financially strong: A- rated by both A.M. Best and Fitch Ratings

•	Mutual holding company structure enables a long-term management focus

•	Operating divisions and subsidiaries include: Voluntary Benefit Solutions, CoreSource, Trustmark Employer Medical, and Health Contact Partners
Trustmark is pursuing a growth strategy to develop lower-risk, less scale-dependent sources of profitable growth by leveraging and extending existing capabilities. The company’s strengths include broad knowledge of and involvement in the healthcare industry; products and administration capabilities in the voluntary and self-funded plan spaces; access to numerous national and regional distribution systems; the ability to provide customized, flexible benefit solutions; and responsive, personalized customer service.
Q. How can I find out more information about Trustmark?
A. Visit the Trustmark website at www.trustmarkcompanies.com
Q: Why is Trustmark acquiring HealthFitness?
A: Trustmark believes that HealthFitness fits exceptionally well with Trustmark’s strategy to build on and leverage its existing healthcare management, data analytics, and healthcare advocacy services. We bring capabilities that add to what Trustmark does with virtually no overlap. Trustmark’s knowledge of the healthcare system and experience in complex case management complement our expertise in wellness and fitness. Together, we have the foundation for a broad spectrum of innovative and proven services that help people improve their health, navigate a complex healthcare system, and reduce medical costs.

www.hfit.com
Q: Why is this a good thing for us?
A: Trustmark is supportive of our strategic initiatives. HealthFitness will have more latitude to do long-term strategic planning as part of Trustmark. Trustmark fully expects us to meet our growth and earnings goals, but, as a private company, without the additional management responsibilities of being public, we will be able to focus more resources and energy on expanding our mission of improving the health of the people we serve to more people than ever before.
With Trustmark, not only can we maintain our market leading position, but we can grow even faster with Trustmark’s support and our access to additional resources and capital to continue expanding our programming and cutting edge technology to benefit our clients. When Trustmark approached us it was immediately evident that they had put a great deal of thought and research into their total population health strategy. And, the capabilities of our two companies and the culture of our organizations align nicely.
Q: Why is Trustmark the right acquiring partner for HealthFitness?
A: Three reasons: strategic fit, structure, and culture.
Let’s start with strategy. Trustmark and HealthFitness share a vision of helping people improve their health. Employers are looking for proven solutions that help their employee populations no matter where they are on the health continuum. This improves productivity and reduces rising medical costs – and there is a growing market for such services. Together, Trustmark and HealthFitness can accelerate a strategy to offer a broad range of total population health management products and services. We bring wellness and fitness management to Trustmark. Trustmark brings us experience case and utilization management that will help us advance our condition management strategy.
As for structure, HealthFitness will operate as a subsidiary company of Trustmark. This enables us to access additional resources and advance our shared strategy, while keeping our infrastructure and brand identity.
Third is culture. Both companies believe in providing flexible solutions and delivering customer service with a personal touch. Both companies believe customer satisfaction is critical to our success. We also share in the same belief that our associates are our number one asset.
Trustmark’s values of Personal, Flexible, Trusted, fit well with our values and beliefs.
Q: Will we still be called HealthFitness?
A: Yes. HealthFitness will operate as a subsidiary company of Trustmark. We will keep our brand identity for the foreseeable future. HealthFitness’ logo and marketing materials may eventually be modified to make the tie to Trustmark.

www.hfit.com
Q: Who will lead HealthFitness?
A: Gregg Lehman is expected to continue to lead HealthFitness. His official title will be President of HealthFitness, reporting to Trustmark CEO Dave McDonough. He will be a SVP of Trustmark and will be a member of Trustmark’s Management Committee.
Q: What does this mean to our customers and prospects?
A: This should be seamless for our customers. HealthFitness’ customers will not experience any immediate changes to HealthFitness’ services, processes or their relationships. Future changes may include an expanded product offering or service and technology enhancements.
Q: What will change?
A: For our clients – and the vast majority of associates – it will be business as usual. At the close of this transaction, the most noticeable change is that HealthFitness will no longer be a publicly traded company. HealthFitness will have a new owner that is knowledgeable about the markets HealthFitness services, shares their vision for the future of fitness and wellness services, and has the resources to support HealthFitness growth initiatives. For example, we will have more opportunities to develop more innovative products and services and to reach more customers in new markets.
Q: What company do I work for, HealthFitness or Trustmark?
A: All associates will remain employees of HealthFitness, which will become a subsidiary of Trustmark upon the close of the transaction. Ultimately, you will be a Trustmark Companies associate.
Q: When will be my first day of employment with Trustmark?
A: On the day the transaction officially closes.
Q: Will my length of service transfer or do I have to start over?
A: Your length of service will transfer. If you are a HealthFitness associate with 10 years of service, you will become a Trustmark associate with 10 years of service.
Q: Will my position and responsibilities change?
A: Positions and responsibilities of the vast majority of associates will not change as a result of this transaction. As Trustmark and HealthFitness advance their growth strategy into the Consumer Health Advice market, new opportunities – and responsibilities – will arise.

www.hfit.com
Q: Will reporting relationships change?
A: Most department structures and reporting relationships will remain exactly as they are. However, in a few instances, where it makes sense, departments will report up through Trustmark leadership while maintaining a strong tie to our business, for example Finance and Human Resources. This will facilitate strong corporate governance and help ensure we share resources effectively, where appropriate.
Q: Will my benefits change?
A: The HealthFitness benefit plans including the 401(k) Savings Plan are expected to remain in place for at least for the entirety of 2010, except that now that HealthFitness will be a private company, all equity-based compensation plans will be terminated. For example, the Employee Stock Purchase Plan (ESPP) will be suspended immediately and all accumulated payroll deductions from January 1, 2010 will be returned to participants within the next available payroll.
Q: Will my base salary or hourly wage change?
A: No, not as a result of this transaction.
Q: How is this acquisition an advantage to me?
A: HealthFitness now has more latitude to do long-term strategic planning as part of Trustmark. As part of a larger, financially strong organization aligned with our goals and capabilities, we will have more opportunities to develop more innovative products and services and to reach more customers in new markets. These opportunities for HealthFitness are also opportunities for our associates. The timing is right. There’s an increased awareness of health, wellness and the power of behavior change. Employers and individuals are seeking the services we can provide in combination with Trustmark. With Trustmark, we can be a leading light and help transform the way people manage their health in this country.
Q: What does this mean to ME?
A: In many ways, the answer to this question is up to you. This is a great opportunity for us to grow and continue our success, only on a broader scale, with more products and reaching new markets. Trustmark believes in what we do and what the future holds as we build on and leverage our combined capabilities. We will be completing our mission as before — but for more and more people. That’s exciting. It’s what we work for, and we should all be looking forward to what we can accomplish together.
Q. What if I have additional questions?
A. Please feel free to contact HealthFitness Human Resources with any questions. Contact        or        or        in Human Resources at       .

www.hfit.com
The tender offer (the “Offer”) described in this communication for all of the outstanding shares of common stock of Health Fitness Corporation (“HealthFitness”) has not yet commenced. Trustmark Mutual Holding Company (“Trustmark”) and its wholly-owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minnesota, Inc. (“Trustco Minnesota”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of HealthFitness, nor is it a substitute for the Tender Offer Documents. Investors and HealthFitness shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by HealthFitness with the SEC, and other relevant materials when they become available, because they will contain important information.
Investors and HealthFitness shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan, or by phone at (847) 283-2520. Investors and HealthFitness shareholders may also read and copy any reports, statements and other information filed by Trustmark, Trustco Holdings, Trustco Minnesota or HealthFitness with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Client Email template

SUBJ:	HealthFitness announces definitive merger agreement
ATTCH:	Press Release
I’m excited to inform you that HealthFitness has signed a definitive merger agreement with Trustmark Mutual Holding Company. As a wholly owned subsidiary of Trustmark, we will become a private company. We will be part of a $900 million enterprise, which will give us the additional resources needed to expand and significantly upgrade our products and services. The capabilities we bring to the market have virtually no overlap with those of Trustmark, so the intent is to keep the HealthFitness company infrastructure in place. This should be seamless for you as our clients and business as usual for the vast majority of HealthFitness associates.
I would like to, personally, provide you more information and will call you at date, time.
As always, in good health,
The tender offer (the “Offer”) described in this communication for all of the outstanding shares of common stock of Health Fitness Corporation (“HealthFitness”) has not yet commenced. Trustmark Mutual Holding Company (“Trustmark”) and its wholly-owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minnesota, Inc. (“Trustco Minnesota”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of HealthFitness, nor is it a substitute for the Tender Offer Documents. Investors and HealthFitness shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by HealthFitness with the SEC, and other relevant materials when they become available, because they will contain important information.
Investors and HealthFitness shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan, or by phone at (847) 283-2520. Investors and HealthFitness shareholders may also read and copy any reports, statements and other information filed by Trustmark, Trustco Holdings, Trustco Minnesota or HealthFitness with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Prospect and Partner Email Template

SUBJ;	HealthFitness announces definitive merger agreement
ATTCH:	Press Release
I’m excited to inform you that HealthFitness has signed a definitive merger agreement with Trustmark Mutual Holding Company As a wholly owned subsidiary of Trustmark; we will become a private company. We will be part of a $900 million enterprise, which will give us the additional resources needed to expand and significantly upgrade our products and services. The capabilities we bring to the market have virtually no overlap with those of Trustmark, so the intent is to keep the HealthFitness company infrastructure in place. This should be seamless for our clients and business as usual for the vast majority of HealthFitness associates.
This acquisition will provide a great avenue for success for HealthFitness by enabling our management team to focus on the long-term strategies and opportunities. HealthFitness will serve as a foundation for a broad spectrum of services focused on the growing market for innovative and proven solutions that help people improve their health, navigate a complex healthcare system, and reduce medical costs.
This is great news for our organization and I look forward to, personally, providing you more information. I will call you date and time to provide you additional information and to address any questions you may have.
Respectfully,
The tender offer (the “Offer”) described in this communication for all of the outstanding shares of common stock of Health Fitness Corporation (“HealthFitness”) has not yet commenced. Trustmark Mutual Holding Company (“Trustmark”) and its wholly-owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minnesota, Inc. (“Trustco Minnesota”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of HealthFitness, nor is it a substitute for the Tender Offer Documents. Investors and HealthFitness shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by HealthFitness with the SEC, and other relevant materials when they become available, because they will contain important information.
Investors and HealthFitness shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan, or by phone at (847) 283-2520. Investors and HealthFitness shareholders may also read and copy any reports, statements and other information filed by Trustmark, Trustco Holdings, Trustco Minnesota or HealthFitness with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Benefit Consultant Email Template

SUBJ:	HealthFitness announces definitive merger agreement
ATTCH:	Press release
I’m excited to share with you that HealthFitness has signed a definitive merger agreement with Trustmark Mutual Holding Company As a wholly owned subsidiary of Trustmark; we will become a private company. We will be part of a $900 million enterprise, which will give us the additional resources needed to expand and significantly upgrade our products and services. The capabilities we bring to the market have virtually no overlap with those of Trustmark, so the intent is to keep the HealthFitness company infrastructure in place. This should be seamless for our clients and business as usual for the vast majority of HealthFitness associates.
This acquisition will provide a great avenue for success for HealthFitness by enabling our management team to focus on the long-term strategies and opportunities. HealthFitness will serve as a foundation for a broad spectrum of services focused on the growing market for innovative and proven solutions that help people improve their health, navigate a complex healthcare system, and reduce medical costs.
This is great news for our organization and I look forward to, personally, providing you more information. I will call you date and time to provide you additional information and to address any questions you may have.
Respectfully,
The tender offer (the “Offer”) described in this communication for all of the outstanding shares of common stock of Health Fitness Corporation (“HealthFitness”) has not yet commenced. Trustmark Mutual Holding Company (“Trustmark”) and its wholly-owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minnesota, Inc. (“Trustco Minnesota”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of HealthFitness, nor is it a substitute for the Tender Offer Documents. Investors and HealthFitness shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by HealthFitness with the SEC, and other relevant materials when they become available, because they will contain important information.
Investors and HealthFitness shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan, or by phone at (847) 283-2520. Investors and HealthFitness shareholders may also read and copy any reports, statements and other information filed by Trustmark, Trustco Holdings, Trustco Minnesota or HealthFitness with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Investor Relations Talking Points
HealthFitness has some exciting news and upcoming changes for our company:
HealthFitness has signed a Definitive Purchase Agreement on January 20, 2010 with Trustmark Mutual Holding Company. Trustmark Mutual Holding Company has agreed to acquire HealthFitness, in full, in a transaction valued at approximately $97 million, with an expected closing date in the first quarter of 2010. HealthFitness will operate as a subsidiary of Trustco Holdings.
What does this mean for HealthFitness? As a wholly owned subsidiary of Trustmark, we will become a private company. We will be part of a $900 million enterprise, which will give us the additional resources needed to expand and significantly upgrade our products and services. The capabilities we bring to the market have virtually no overlap with those of Trustmark, so the intent is to keep the HealthFitness company infrastructure in place. This should be seamless for our clients and business as usual for the vast majority of HealthFitness associates.
This acquisition will provide a great avenue for success for HealthFitness by enabling our management team to focus on the long-term strategies and opportunities. HealthFitness will serve as a foundation for a broad spectrum of services focused on the growing market for innovative and proven solutions that help people improve their health, navigate a complex healthcare system, and reduce medical costs.
The HealthFitness executive team and board of directors have given a great deal of thought and consideration to reach this decision. When Trustmark approached us it was immediately evident that they had put a great deal of thought and research into their total population health strategy. The synergies of our two companies and the culture of our organizations align nicely.
Trustmark Mutual Holding Company is an employee benefits company located in Lake Forest, Illinois (approximately 32 miles north of Chicago). Trustmark has a number of subsidiaries and operating divisions. Through those operating units, the company offers group health, life, dental, critical illness and accident insurance for small employers, as well as employee benefit administration, disability claim management and healthcare advocacy services.
Trustmark Facts:
•	Founded in 1913

•	2,150 employees

•	Headquartered in Lake Forest, Illinois

•	22 offices across the country (5+ people)

•	2+ million policies in force

•	Structured as a mutual holding company

•	Operating divisions and subsidiaries include: Voluntary Benefit Solutions, CoreSource, Trustmark Employer Medical, and Health Contact Partners

•	Financially strong, with A- ratings from A.M. Best and Fitch Ratings
Trustmark and HealthFitness are a great strategic fit for each other. Trustmark is pursuing growth opportunities in the health and lifestyle management space because market demand for health advice is growing and the requirements to expand into this space align well with Trustmark’s current capabilities. HealthFitness’ suite of products and services add to Trustmark’s capabilities in those areas.

Trustmark has resources to grow and add value to HealthFitness. In addition, Trustmark has knowledge of the payer side of the healthcare delivery equation. With this, Trustmark can help HealthFitness achieve its growth goals in expanded markets such as condition management. This will be an exciting time, during which we can begin to implement many of the ideas we’ve talked about.
We anticipate this acquisition will be final in the first quarter of 2010. HealthFitness will be a private company, operating as a wholly owned subsidiary of Trustmark. HealthFitness’ organizational structure will stay relatively the same, and Gregg Lehman will remain president of the company. For associates, clients, and partners, things should be business as usual from an operational standpoint.
In fact, Trustmark wants HealthFitness to maintain its brand identity and entrepreneurial spirit. Together with the financial and other resources of Trustmark, this will help us keep our competitive edge and continue to exceed our client’s expectations. The main thing is has changed is that HealthFitness now has a new owner that is knowledgeable about the markets HealthFitness services, shares their vision for the future of fitness and wellness services, and has the resources to support the growth initiatives of the combined companies.
In summary:
•	This transaction should be seamless and invisible to our clients; the way we work with them and our relationships will not change;

•	This is a good thing, as Trustmark wants to grow HealthFitness and help it bring new products and services to market to serve its clients;

•	HealthFitness will maintain its identity and the same commitment to customer service;

•	Trustmark has been in business since 1913 and is financially stable, with A- financial strength ratings from both A.M. Best and Fitch Ratings.
Do you have other questions? I’m happy to keep you updated as this acquisition moves forward.
The tender offer (the “Offer”) described in this communication for all of the outstanding shares of common stock of Health Fitness Corporation (“HealthFitness”) has not yet commenced. Trustmark Mutual Holding Company (“Trustmark”) and its wholly-owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minnesota, Inc. (“Trustco Minnesota”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of HealthFitness, nor is it a substitute for the Tender Offer Documents. Investors and HealthFitness shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by HealthFitness with the SEC, and other relevant materials when they become available, because they will contain important information.
Investors and HealthFitness shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan, or by phone at (847) 283-2520. Investors and HealthFitness shareholders may also read and copy any reports, statements and other information filed by Trustmark, Trustco Holdings, Trustco Minnesota or HealthFitness with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.